

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

Timothy Pickett
Chief Executive Officer
Kindly MD, Inc.
5097 South 900 East
Suite 100
Salt Lake City, UT 84117

> **Re: Kindly MD, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed April 9, 2024**
> **File No. 333-274606**

Dear Timothy Pickett:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Amendment No. 8 to Form S-1 filed April 9, 2024

Exhibit 23.1, page 1

1.   Please ask your auditors to provide us with a fully updated consent.

Stock-based Compensation, page 34

2.   Please reconcile your disclosure about there being no outstanding stock awards with the disclosure on page F-16 about the 2024 issuance of stock options.

Note 6, page F-12

3.   It is not clear how you calculated the impact of the accounting error. Please provide us with your calculations and the underlying assumptions. Also, please clarify for us how

you estimated your incremental borrowing rate to be 10% given that the borrowing arrangement disclosed on page F-14 includes features that substantially increased your effective borrowing rate. Please cite the specific authoritative guidance that supports your analysis. We note that the lease asset exceeds 20% of your reported total assets.

Please contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Callie Tempest Jones, Esq.